Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

May 14, 2021

Via EDGAR and Federal Express

Sergio Chinos, Esquire

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nextracker Inc.
Draft Registration Statement on Form S-1
Submitted April 8, 2021
CIK No. 0001852131

Ladies and Gentlemen:

On behalf of Nextracker Inc. (the “Registrant”), we hereby confidentially submit amendment no. 1 (“Amendment No. 1”) to the Registrant’s draft Registration Statement on Form S-1. Amendment No. 1 has been marked to show all changes made to the initial draft Registration Statement.

Set forth below are the Registrant’s responses to the comments of the Staff of the Commission (the “Staff”) on the initial draft Registration Statement, as set forth in the Staff’s letter dated May 5, 2021. The responses follow each comment and, where applicable, include page references to Amendment No. 1 indicating where disclosure has been added in response to the Staff’s comment.

Draft Registration Statement submitted on April 8, 2021

General

1.

Please disclose the impact on the public offering price of your shares that results from the Tax Receivable Agreement. Since it appears that you use Adjusted EBITDA as an important metric for measuring your financial performance and because Adjusted EBITDA does not account for a reduction in a deferred tax asset, please describe the impact the arrangement has on the business’s total enterprise value and, consequently, the price of the common stock you are offering in the IPO. If the arrangement shifts cash flows to the pre-IPO owner at the expense of public shareholders, then disclose this scenario prominently throughout the prospectus.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Sergio Chinos, Esquire

United States Securities and Exchange Commission

May 14, 2021

The Registrant acknowledges the Staff’s comment with respect to Adjusted EBITDA, and has revised the disclosure on pages 18, 71 and 84 of Amendment No. 1 in response to the Staff’s comment. Future adjustments to net income related to the Tax Receivable Agreement may be added back to or subtracted from net income to calculate Adjusted EBITDA. Accordingly, the Registrant expects that Adjusted EBITDA will reflect the financial performance of the business after eliminating the effect of the Tax Receivable Agreement on net income (i.e., reported Adjusted EBITDA, after adjusting for impacts on net income related to the Tax Receivable Agreement, would be the same as what Adjusted EBITDA would have been if the Tax Receivable Agreement was not in place).

The Registrant further advises the Staff that it believes that Amendment No. 1 provides disclosure sufficient for analysts and relevant stakeholders to understand that NewCo, the pre-IPO owner, will be entitled to payment of 85% of the tax benefits realized under the Tax Receivable Agreement. The Registrant has revised the disclosure on page 48 and 151 of Amendment No. 1 to clarify that investors purchasing shares in the offering or in the public market following the offering will not be entitled to the benefit of those payments.

When calculating total enterprise value and the price of the Registrant’s common stock, the Registrant believes that analysts will treat the impact of expected payments under the Tax Receivable Agreement on total enterprise value in a manner similar to how analysts treat the impact of debt on total enterprise value and share price. The Registrant believes that analysts and relevant stakeholders will have sufficient information from the revised disclosure to model future cash flows that can serve as a basis for their valuation and can use net income and other metrics to account for the cash payments under the Tax Receivable Agreement.

2.

Please explain whether you believe your cash provided by operations and other sources of liquidity will provide adequate liquidity for ongoing operations, planned capital expenditures and other investments, and potential debt service requirements for at least the next twelve months. Please expand your disclosure throughout the prospectus to provide estimates of annual payments under the Tax Receivable Agreement and how you intend to fund the required payments under the agreement and whether or not you are dependent upon this offering to meet your liquidity needs for the next twelve months including the payments under the Tax Receivable Agreement.

The Registrant believes that its cash provided by operations and other sources of liquidity will provide adequate liquidity for ongoing operations, planned capital expenditures and other investments, and potential debt service requirements for at least the next 12 months, and has included disclosure beginning on page 87 of Amendment No. 1 to that effect. The Registrant is not dependent on the proceeds from the offering to meet its liquidity needs, and has included disclosure on page 88 of Amendment No. 1 to that effect.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Sergio Chinos, Esquire

United States Securities and Exchange Commission

May 14, 2021

Further, Amendment No. 1 includes disclosure on pages 88 and 152 to clarify that payments under the Tax Receivable Agreement will be a use of cash that will impact liquidity. In addition, the Registrant has revised pages 48 and 151 of Amendment No. 1 to provide a placeholder for an estimate of the range of yearly anticipated cash payments required by the Tax Receivable Agreement, subject to the assumptions set forth therein.

Prospectus summary Overview, page 1

3.

We note you have shipped over 38 GW of solar tracker systems as of December 31, 2020 to over 600 projects across six continents for use in utility-scale and distributed generation solar applications worth more than $35 billion and we note, in a related footnote, you indicate the $35 billion value represents the estimated aggregate capital expenditure on the solar applications and is not necessarily indicative of the total project value. Please revise your filing to clarify what the $35 billion represents and specifically address the following: explain why the estimated aggregate capital expenditure on solar applications is not necessarily indicative of the total project value and quantify the amount (in terms of $ or %) of the estimated aggregate capital expenditure on solar applications that relates to the integrated solar tracker and software solutions you provided.

The Registrant has revised the disclosure on pages 2 and 93 of Amendment No. 1 in response to the Staff’s comment.

Summary historical and pro forma combined financial and other data, page 16

4.	Please clarify if and how you intend to present pro forma earnings per share disclosures here and on page 69.

The Registrant has revised the disclosure on page 17 of Amendment No. 1 to include a placeholder for pro forma earnings per share to give effect to the reorganization transactions after the offering. The Registrant respectfully advises the Staff that page 70 of Amendment No. 1 reflects selected historical combined financial data of Nextracker Holdings Inc., and that its unaudited pro forma earnings per share is reflected on page 76 of Amendment No. 1.

Risks related to our Class A common stock and this offering, page 49

5.

Please add disclosure that addresses the risk that the dual-class structure may render your shares ineligible for inclusion in certain stock market indices, which could adversely affect share price and liquidity.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Sergio Chinos, Esquire

United States Securities and Exchange Commission

May 14, 2021

The Registrant has revised the disclosure beginning on page 51 of Amendment No. 1 in response to the Staff’s comment.

Management’s discussion and analysis of financial condition and results of operations Key business and operational metrics, page 81

6.	Please expand your disclosures related to the metric, gigawatts delivered, to fully comply with the requirements of SEC Release No. 33-10751.

The Registrant has revised the disclosure on page 82 of Amendment No. 1 in response to the Staff’s comment.

Non-GAAP measures, page 83

7.

Please expand your disclosures to address the usefulness of the Non-GAAP financial measures you present and to disclose any additional purposes for which you use the measures or include a cross-reference to where such disclosures are provided.

The Registrant has revised the disclosure beginning on page 84 of Amendment No. 1 in response to the Staff’s comment.

Comparison of the fiscal years ended March 31, 2019 and 2020 Revenue, page 85

8.

Please expand your disclosures to quantify the impact that the high demand for ITC safe harbor investments had on the increase in revenue in fiscal year 2020 compared to fiscal year 2019 and to address your expectations regarding the potential impact of changes in ITC rates on future revenue trends.

The Registrant has revised the disclosure on pages 81 and 86 of Amendment No. 1 in response to the Staff’s comment.

Selling, general and administrative expenses, page 85

9.

Please expand your disclosures to quantify and discuss the significant components of selling, general and administrative expenses for each period presented and to address expected trends in future operating expenses as a result of the proposed transactions.

The Registrant has revised the disclosure on page 87 of Amendment No. 1 in response to the Staff’s comment. Page 83 of Amendment No. 1 contains a further discussion of the significant components of selling, general and administrative expenses and expected future trends in those expenses as a result of the offering.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Sergio Chinos, Esquire

United States Securities and Exchange Commission

May 14, 2021

Audited Combined Financial Statements of NEXTracker, page F-1

10.	Please provide updated financial statements and related disclosures to comply with Rules 3-01, 3-02, 3-04 and 3-12 of Regulation S-X.

The Registrant respectfully acknowledges its obligation to update its financial statements and related disclosures in subsequent submissions to comply with Regulation S-X.

1. Organization of Nextracker, page F-7

11.

Please disclose the purchase prices paid by Flex to acquire NEXTracker and BrightBox here or in MD&A. In addition, we note your disclosure that in the quarter ended March 31, 2021 your Parent terminated the cash pooling arrangement and, subsequent to that, you issued your Parent a dividend. Based on your disclosure it is not clear to us when the dividend was issued or if it will be reflected in your updated historical balance sheet. If the dividend is not reflected in your updated historical balance sheet, please clarify if you intend to present a pro forma balance sheet, alongside your historical balance sheet, that reflects the dividend. Refer to SAB Topic 1:B:3.

As disclosed in Flex’s Form 10-Q for the quarter ended September 25, 2015, in connection with the acquisition of NEXTracker, Flex paid approximately $245.0 million, net of cash acquired, with potential contingent consideration of up to a maximum of $97.2 million upon achievement of future revenue performance targets. The acquisition of BrightBox was immaterial to Flex. The Registrant respectfully advises the Staff that the purchase prices paid by Flex to acquire NEXTracker and BrightBox are not material to an investor in the Registrant’s common stock.

The dividend issued to Parent in the quarter ended March 31, 2021 will be reflected in the Registrant’s updated historical balance sheet as of March 31, 2021.

2. Summary of accounting policies Revenue recognition, page F-9

12.	Please revise your policy to address the following:

•

You indicate that for contracts with multiple performance obligations, you use the best estimate of the stand-alone selling price of each distinct good or service to allocate the contract’s fixed transaction price. More fully discuss how you estimate standalone selling prices and explain what products and services are typically sold together and include multiple performance obligations. Refer to ASC 606-10-32-31 through 32-35.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Sergio Chinos, Esquire

United States Securities and Exchange Commission

May 14, 2021

The types of revenue arrangements that result in multiple performance obligations include: (1) contracts for the sale of individual components (or groups of components) for purposes of tax benefits related to the ITC safe harbor (referred to as “SafeHarbor component sales contracts”); (2) solar tracker system project contracts with an extended warranty; and (3) contracts for the sale of software solutions including maintenance services (either TrueCapture or NX Navigator solutions).

In SafeHarbor component sales contracts, the Registrant’s obligation to the customer is to deliver individual components such as metal beams, channels, angled brackets, damper mount, torque tubes, etc. that are used by the customer to create a tracker system and does not include engineering or other professional services. Often the components are delivered in batches at different points in time. Each component is separately identifiable in the customer contract, and was concluded to be distinct under ASC 606—see the discussion of the performance obligation determination for SafeHarbor components sales contracts in response to comment 15 below. The Registrant does not have observable selling prices of these performance obligations (since it does not sell individual components on their own, except in rare cases for spares), and therefore the Registrant estimates the standalone selling prices (“SSP”) for each performance obligation based on a cost plus margin methodology.

In solar tracker system project contracts with an extended warranty, the performance obligations are (1) the solar tracker system project (which includes the components, engineering services, and professional services as a single performance obligation; see the discussion of the performance obligation determination for tracker system projects in response to comment 15 below) and (2) the service-type warranty. The Registrant uses a cost plus margin methodology to determine the SSP for both the tracker system project and the extended warranty. The revenue allocated to each performance obligation is recognized over time based on the period over which control transfers. Revenue recognition for the extended warranty commences once the standard workmanship warranty period expires, and revenue is recognized on a straight line basis over the extended warranty period. See further discussion of measure of progress in responses to comment 15 below.

In software solution contracts, the typical performance obligations include the transfer of control of a software license (as functional IP) and maintenance services. The SSP for the maintenance service is determined using a cost plus margin methodology and revenues recognized for the related performance obligation were not material for the periods presented. The software license price is based on an adjusted market approach established using an estimated return on investment (“ROI”) calculation that informs the Registrant what a customer is willing to pay for the expected ROI.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Sergio Chinos, Esquire

United States Securities and Exchange Commission

May 14, 2021

The Registrant has revised the disclosure on page F-10 of Amendment No. 1 in response to the Staff’s comment to describe how it estimates SSP in customer contracts with multiple performance obligations. Because both the solar tracker system project contracts with an extended warranty and the software solution contracts were immaterial to the Registrant’s overall revenue, the Registrant does not disclose the same level of detail on these two types of arrangements within note 2 to its financial statements.

•

You indicate that for contracts for part sales, as well as software license sales of TrueCapture and NX Navigator solutions, revenue is recognized at the point in time when the obligations under the contract with the customer are satisfied. Clarify when each performance obligation is satisfied. Refer to ASC 606-10-50-12a.

In SafeHarbor component sales contracts, revenue is recognized when control of the component is transferred to the customer. To determine this point in time, the Registrant evaluates shipping terms (either upon delivery to the customer site, or shipping point).

In software solution contracts, only the software license (as functional IP) is a point in time deliverable. Transfer of control is considered the point at which the set-up activities and commissioning of the software license at the customer’s site are complete. This is the point at which the software is capable of providing value to the customer.

The Registrant has revised the disclosure on page F-9, F-10 and F-19 of Amendment No. 1 in response to the Staff’s comment to discuss when each performance obligation is satisfied.

•	Discuss any significant judgments you use to determine the transaction price for major contract types, including your assessment of variable consideration, if applicable. Refer to ASC 606-10-50-20.

For all revenue contract types, variable consideration is not a significant component of the transaction price. Fixed fees comprise the majority of the Registrant’s pricing for its solar tracker system contracts, SafeHarbor component sales contracts, and software solution contracts. While certain contracts may include penalty clauses for late delivery or performance issues, the Registrant evaluates these on an individual basis at contract inception, and its history of performance most commonly indicates that it can expect to deliver on time and without performance issues; as such, the Registrant does not reduce the transaction price at contract inception. The total exposure under these penalties clauses is immaterial and therefore the Registrant has not revised its disclosure in response to the Staff’s comment.

Concentration of credit risk, page F-11

13.

We note your disclosure that two customers individually accounted for greater than 10% of revenue in fiscal years 2020 and 2019 and that combined revenue for these customers were approximately $334.5 million and $197.1 million in fiscal years 2020 and 2019. Please revise your disclosures to separately disclose the amount or percent of revenue attributable to each significant customer during each period presented as required by ASC 280-10-50-42.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Sergio Chinos, Esquire

United States Securities and Exchange Commission

May 14, 2021

The Registrant has revised the disclosure on page F-12 of Amendment No. 1 in response to the Staff’s comment.

Accounts receivable, net, page F-12

14.

We note your disclosure that “when deemed uncollectible, the receivable is charged against the allowance or directly written off”. Please remove your reference to the direct write off method or explain how you determined this accounting method is appropriate.

The Registrant has revised the disclosure on page F-12 of Amendment No. 1 to remove the reference to the direct write off method, as the Registrant applies the allowance method in evaluating its accounts receivable.

4. Revenue, page F-18

15.

We note your disclosures that projects with customers are predominantly accounted for as one performance obligation, you create and enhance an asset that the customer controls as you perform under the contract, and you recognize revenue for the performance obligation over time. We also note your disclosures that during fiscal year 2020 you provided certain customers with components through various individual contracts comprising a project, in which you identified the components as individual performance obligations and recognized revenue when control transferred for each component, at a point in time. In addition, we note you utilize a ‘capex-light’ manufacturing model, whereby most components, including all steel and structural parts are produced by outside qualified vendors through contract manufacturing arrangements. Please address the following:

•	For arrangements in which you recognize revenue over time, more fully explain how you concluded you have one performance obligation.

All of the goods and services delivered as part of a solar tracker system project contracts are combined into one performance obligation. The promised goods and services include: engineering services (such as surveying the land and identifying engineering specifications unique for each customer-owned site) to design the appropriate solar tracker system for the customer; the solar tracker system components; and professional services that may include on site assembly training, related customer support, and commissioning support. The professional

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Sergio Chinos, Esquire

United States Securities and Exchange Commission

May 14, 2021

services the Registrant provides help ensure the successful construction and installation of the tracker system and, by extension, limits the potential for future warranty claims against the Registrant. A NEXTracker engineering representative oversees the customer’s construction of the solar tracker system.

The Registrant wishes to emphasize that the customer is purchasing an integrated service. Even though the Registrant does not perform the installation services, it is responsible for the overall management of the solar tracker system contract including oversight through the installation process to ensure a functioning system is commissioned at the customer’s location. The various inputs described above are combined into one output: the successful design, delivery and oversight of the installation of the solar tracker system. That is, the Registrant provides a significant service of integrating goods and services in these projects, and therefore the engineering services, components, and professional services are not separately identifiable.

•

For arrangements in which you recognize revenue over time, more fully explain the process by which you create and enhance an asset particularly given your reliance on contract manufacturing arrangements. Specifically address when and how you obtain control of the asset and when and how your customer obtains control of the asset.

The Registrant notes that the customer contracts with it to obtain all of the parts and support needed to install the solar tracker system on the customer’s land. The tracker system, once fully installed, enhances the customer’s land insomuch as it readies the site for its intended use by the customer (e.g., an enhanced solar farm). That is, the Registrant’s performance enhances a customer-controlled asset (i.e., the land on which the solar tracker system is built). This is because its performance results in specified components (based on the NEXTracker engineering services that determine which complement of components are required for the customer’s location), that are delivered to a customer’s location at which they will be assembled (by a third party) as part of constructing the solar tracker system on a customer’s property. Having the correct components available at the customer site, together with the Registrant’s professional services that include installation oversight, enhance the customer asset (i.e., the land) as it performs and the customer’s land is enhanced as the related solar field (which includes the tracker systems) is constructed.

The Registrant sources the component parts from third party manufacturers, but it obtains control and receives title of such parts before transferring them to the customer. The Registrant has concluded that it controls the component parts before they are transferred to the customer because 1) it is primarily responsible for fulfillment to its customer, 2) its engineering services and professional services are interdependent with the component parts whereby the parts form an input into a combined output for which it is the principal and 3) it could redirect the parts before they are transferred to the customer if needed (although in practice this does not occur). The customer obtains control of the solar tracker system

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Sergio Chinos, Esquire

United States Securities and Exchange Commission

May 14, 2021

components as the Registrant performed under the contract. The customer therefore controls (and owns) the work-in-process (“WIP”) related to the solar tracker system over the course of the project. That is, the WIP which is controlled by the customer (and enhances their asset) includes the result of engineering services, the component parts and the installation oversight provided as a single performance obligation which the Registrant satisfies over time. The Registrant uses a cost to cost method to measure progress towards complete satisfaction of the performance obligation as it believes this best reflects both its pattern of performance and the pattern of which control of promised good transfers to its customer. Most of the costs incurred in connection with the tracking system are comprised of the component parts. Thus, this measure of progress results in most of the Registrant’s revenue being recognized as component parts are delivered to its customers.

•

For arrangements in which you recognize revenue at a point in time, more fully explain if you have or expect to enter into additional contracts with these customers to use the components that have been delivered and for which you have recognized revenue to create an integrated solar tracking and software solution to be used in a solar project and, if applicable, explain how you considered this in determining the appropriateness of your revenue recognition policy, including the potential inconsistency in recognizing revenue for certain solar projects over time and certain solar projects at a point in time.

The contract type that generates the majority of the Registrant’s point in time revenue contracts are the SafeHarbor component sales contracts. In these arrangements, the Registrant does not have any obligation to provide engineering or professional services and customers do not require the Registrant to determine the specific component parts required (nor provide engineering services to develop specific component parts). Rather, the customer orders specific parts from a catalog of standard parts. The Registrant has not entered into additional solar tracker system contracts (inclusive of engineering and/or professional services) with these customers to use the components that have been delivered under the SafeHarbor component sales contracts, nor are the customers contractually obligated to do so. Its obligation is solely to deliver individual components (or groups of components) to the customer, and it is then entirely the customer’s responsibility to use the components for purposes of constructing a tracker system on their site.

In contrast, when the Registrant enters into a solar tracker system project contract, the customer has an expectation that the arrangement will result in a properly functioning tracker system at the end of the project. In these arrangements, the Registrant’s engineering and professional services are integral in ensuring proper identification and creation of component parts, construction and installation of the solar tracker system in such cases.

•	For arrangements in which you recognize revenue at a point in time, disclose the point in time when control transfers.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Sergio Chinos, Esquire

United States Securities and Exchange Commission

May 14, 2021

As described in our response to comment 12 above:

In SafeHarbor component sales contracts, revenue is recognized when control of the component is transferred to the customer. To determine this point in time, the Registrant evaluates shipping terms in the SafeHarbor component sales contract (either upon delivery to the customer site, or shipping point).

In software solution contracts, only the software license (as functional IP) is a point in time deliverable. Transfer of control is considered the point at which the set-up activities and commissioning at the customer’s site are complete. This is the point at which the software is capable of providing value to the customer.

7. Relationship with parent and related parties, page F-25

16.	In regard to the cash management and financing arrangements with your Parent, please provide all the disclosures set forth in the response to question 4 of SAB Topic 1:B:1.

Question 4 of SAB 1:B:1 states that if no charge for interest has been previously provided on intercompany debt, then the Registrant should disclose certain details regarding financing arrangements with the parent. The interpretive response to Question 4 includes the Staff’s position that where an interest charge on intercompany debt has not been provided, appropriate disclosure would include an analysis of the intercompany accounts as well as the average balance due to or from related parties for each period for which an income statement is required. This can include a listing of transactions for each period the income statement is presented, and a reconciliation to intercompany accounts on the balance sheet.

There is no intercompany debt between Flex and NEXTracker, therefore the Registrant does not believe Question 4 is directly applicable. NEXTracker participates in the Flex centralized cash management function for purposes of settling all NEXTracker financial obligations. The intercompany accounts receivable/payable position is disclosed on the face of the balance sheet as due to/from affiliates and intercompany other income/charges were immaterial for the periods presented. The net effect of these transactions is presented within the changes to net parent investment in NEXTracker when the related transfers occur. The Registrant respectfully acknowledges the Staff’s comment, and advises the Staff that any additional disclosure of details on the activity in the intercompany accounts would be of limited use to an investor.

*******

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Sergio Chinos, Esquire

United States Securities and Exchange Commission

May 14, 2021

Please do not hesitate to contact the undersigned at (212) 839-5684 with any questions you may have regarding this confidential submission.

Very truly yours,

/s/ Samir A. Gandhi

Samir A. Gandhi

cc:	Jay Ingram, Securities and Exchange Commission

Dale Welcome, Securities and Exchange Commission

Anne McConnell, Securities and Exchange Commission

Heather Childress, Flex Ltd.

Sharon R. Flanagan, Sidley Austin LLP

Lindsey A. Smith, Sidley Austin LLP

Robert G. Day, Wilson Sonsini Goodrich & Rosati, Professional Corporation

Melissa S. Rick, Wilson Sonsini Goodrich & Rosati, Professional Corporation